June 14, 2010

Trina C. Winkelmann, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: Nuveen Municipal Value Fund, Inc.
        File Numbers: 333-166840, 811-5120

Dear Ms. Winkelmann:

        We have reviewed the registration statement for Nuveen Municipal Value Fund,
Inc. (the "Fund") as filed on Form N-2 on May 14, 2010. The filing was made for the
purpose of registering additional shares.

        We have only one comment: please include a statement on the cover page of the
prospectus that the Fund intends to distribute the shares being registered primarily
through at-the-market transactions. (The last paragraph of "Distribution Through At-the-
Market Transactions" under "Offering Methods" in the Prospectus Summary would be
appropriate on the cover page.) Also confirm to the staff in your response that any
distribution of shares through a syndicated secondary offering would be accompanied by
a prospectus supplement.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of these registration
statements. As a matter of law, this burden cannot be shifted to the Commission or its
staff.

        Any questions you may have regarding the filing or this letter may be directed to
the undersigned at (202) 551-6961.

                                        Sincerely yours,

                                        John Grzeskiewicz
                                        Senior Counsel